UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*

                            ESC MEDICAL SYSTEMS LTD.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                  Ordinary Shares, NIS 0.10 par value per Share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    M40868107
--------------------------------------------------------------------------------
                                 (CUSIP Number)
                                                   Todd J. Emmerman, Esq.
         Asher B. Edelman                          c/o Rosenman & Colin LLP
         717 Fifth Avenue                          575 Madison Avenue
         New York, New York 10022                  New York, New York  10022
         (212) 371-7711                            (212) 940-8873
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                  July 9, 1999
--------------------------------------------------------------------------------
                      (Date of Event Which Requires Filing
                               of This Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

      Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

----------
      (*) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

      The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Partners, L.P.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Delaware
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             689,000 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        689,000 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      689,000 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.65%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Edelman Value Fund, Ltd.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      British Virgin Islands
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             870,600 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        870,600 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      870,600 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman & Associates LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      N/A
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Turks and Caicos
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             870,600 Shares (comprised of shares owned by Edelman
   PERSON                               Value Fund, Ltd.)
    WITH                --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        870,600 Shares (comprised of shares owned by Edelman
                                        Value Fund, Ltd.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      870,600 Shares (comprised of shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      3.3%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107

--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      A.B. Edelman Mangement Company, Inc.
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      New York
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             689,000 Shares (comprised of shares owned by Edelman
   PERSON                               Value Partners, L.P.)
    WITH                --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        689,000 Shares (comprised of shares owned by Edelman
                                        Value Partners, L.P.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      689,000 Shares (comprised of shares owned by Edelman Value Partners, L.P.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      2.65%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Asher B. Edelman
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      Not Applicable
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY
  OWNED BY              --------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON               1,559,600 Shares (comprised of shares owned by Edelman
    WITH                                  Value Partners, L.P. and shares owned
                                          by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        1,559,600 Shares (comprised of shares owned by Edelman
                                          Value Partners, L.P. and shares owned
                                          by Edelman Value Fund, Ltd.)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      1,559,600 Shares (comprised of shares owned by Edelman Value Partners,
                        L.P. and shares owned by Edelman Value Fund, Ltd.)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      6.0%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Robin Rodriguez
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      PF
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      United States
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES               50,000 Shares (includes 17,300 shares owned by Mr.
BENEFICIALLY                           Rodriguez's wife)
  OWNED BY              --------------------------------------------------------
    EACH          8     SHARED VOTING POWER
  REPORTING
   PERSON               352,500 Shares (comprised of shares owned by Cordell
    WITH Consultants, Inc. (VA) Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
                        --------------------------------------------------------
                  9     SOLE DISPOSITIVE POWER

                        50,000 Shares (includes 17,300 shares owned by Mr.
                                       Rodriguez's wife)
                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        352,500 Shares (comprised of shares owned by Cordell
                                        Consultants, Inc. (VA) Money Purchase
                                        Plan, Kamikaze Trading LLC and
                                        Amalgamated Sludge LLC)
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      402,200 Shares (including shares owned by Cordell Consultants, Inc. (VA)
                      Money Purchase Plan, Kamikaze Trading LLC and Amalgamated Sludge LLC)
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      1.55%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      IN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Cordell Consultants, Inc. (VA) Money Purchase Plan
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             39,600 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        39,600 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      39,600 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      0.15%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Kamikaze Trading LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Virginia
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             157,950 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        157,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      157,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .61%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13D

CUSIP No. M40868107
--------------------------------------------------------------------------------
1     NAMES OF REPORTING PERSONS
      I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

      Amalgamated Sludge LLC
--------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a)  |X|
                                                                        (b)  |_|
--------------------------------------------------------------------------------
3     SEC USE ONLY


--------------------------------------------------------------------------------
4     SOURCE OF FUNDS*

      WC
--------------------------------------------------------------------------------
5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
      TO ITEM 2(d) or 2(e)                                                   |_|

--------------------------------------------------------------------------------
6     CITIZENSHIP OR PLACE OF ORGANIZATION

      Nevada
--------------------------------------------------------------------------------
                  7     SOLE VOTING POWER
  NUMBER OF
   SHARES
BENEFICIALLY            --------------------------------------------------------
  OWNED BY        8     SHARED VOTING POWER
    EACH
  REPORTING             154,950 Shares
   PERSON               --------------------------------------------------------
    WITH          9     SOLE DISPOSITIVE POWER


                        --------------------------------------------------------
                  10    SHARED DISPOSITIVE POWER

                        154,950 Shares
                        --------------------------------------------------------

--------------------------------------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      154,950 Shares
--------------------------------------------------------------------------------
12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
      CERTAIN SHARES*                                                        |_|


--------------------------------------------------------------------------------
13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      .59%
--------------------------------------------------------------------------------
14    TYPE OF REPORTING PERSON*

      OO
--------------------------------------------------------------------------------

            This Amendment No. 5 (the "Amendment") amends the Schedule 13D filed on March 17, 1999 (the "Original Schedule 13D") which was amended by Amendment No. 1 to the Original Schedule 13D filed on March 18, 1999, Amendment No. 2 to the Original Schedule 13D filed on March 23, 1999, Amendment No. 3 to the Original Schedule 13D filed on April 16, 1999, and Amendment No. 4 to the Original Schedule 13D filed on May 18, 1999, on behalf of (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), (iv) Asher B. Edelman, (v) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), (vi) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), (vii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), and (viii) Robin Rodriguez, with respect to the Ordinary Shares, par value NIS 0.10 per share (the "Shares") of ESC Medical Systems Ltd., a company incorporated in the State of Israel (the "Company"). In addition to the other amendments contained herein, this Amendment No. 5 is being filed to add Asher B. Edelman & Associates LLC as a Reporting Person by virtue of its position as Investment Manager of Edelman Value Fund, Ltd. Capitalized terms herein which are not otherwise defined herein shall have the meanings ascribed to such terms in the Original
Schedule 13D.

Item 2. Identity and Background

            Item 2 is hereby amended and restated to read as follows:

            (a) This Statement is filed as a joint statement pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934 (the "Exchange Act") by (i) Edelman Value Partners, L.P., a Delaware limited partnership ("Edelman Value Partners"), with respect to the shares owned by it, (ii) Edelman Value Fund, Ltd., a British Virgin Islands corporation ("Edelman Value Fund"), with respect to the shares owned by it, (iii) A.B. Edelman Management Company, Inc., a New York corporation ("Edelman Management"), as the sole general partner of Edelman Value Partners, with respect to the shares owned by Edelman Value Partners, (iv) Asher B. Edelman & Associates LLC, a Turks and Caicos limited liability company ("Edelman Associates"), as Investment Manager for Edelman Value Fund, with respect to the Shares owned by Edelman Value Fund, (v) Asher B. Edelman, as Investment Manager for Edelman Value Fund and as president and sole Director of Edelman Management (Asher B. Edelman, Edelman Value Partners, Edelman Value Fund, Edelman Associates and Edelman Management are hereinafter collectively referred to as the "Edelman Entities"), (vi) Kamikaze Trading LLC, a Virginia limited liability company ("Kamikaze"), with respect to the shares owned by it, (vii) Amalgamated Sludge LLC, a Nevada limited liability company ("Amalgamated"), with respect to the shares owned by it, (viii) Cordell Consultants, Inc. (VA) Money Purchase Plan, a Virginia corporation ("Cordell"), with respect to the shares owned by it and (ix) Robin Rodriguez with respect to the shares owned by him and as Managing Member of Kamikaze, Managing Member of Amalgamated and President of Cordell (Robin Rodriguez, Kamikaze, Amalgamated and Cordell are hereinafter collectively referred to as the "Rodriguez Entities"; the Edelman Entities and the Rodriguez Entities are hereinafter collectively referred to as the "Reporting Persons").

            The Edelman Entities and the Rodriguez Entities are making this joint filing as a "group" under Section 13(d)(3) of the Exchange Act, in light of their oral agreement with respect to their respective investments in the Company described in Item 4 to the Original Schedule 13D.

            The sole general partner of Edelman Value Partners is Edelman Management. The directors of Edelman Value Fund are Didier M.M. Ruffat and Jean de Menton. The Investment Manager of Edelman Value Fund is Edelman Associates. The members of Edelman Associates are Asher B. Edelman, Irving Garfinkel, Gerald
N. Agranoff, Scott G. Kasen and Stephen McAllister. Mr. Edelman is the sole director and President of Edelman Management. Mr. Garfinkel is the Secretary and Treasurer of Edelman Management; Mr. Agranoff is the Vice-President of Edelman Management.

            The Managing Member of Kamikaze is Robin Rodriguez. The Managing Member of Amalgamated is Robin Rodriguez. The President and sole director of Cordell is Robin Rodriguez.

            (b) The address of the principal business and principal office of each of Edelman Management, Edelman Value Partners, Scott G. Kasen, Irving Garfinkel and Gerald N. Agranoff is 717 Fifth Avenue, New York, New York 10022. The principal business address of Edelman Associates is c/o AMS Trust (Luxembourg) S.A., 595 Rue du Neudorf, L-2220, Luxembourg, Luxembourg. The principal business address of Edelman Value Fund is the Creque Building, P.O. Box 116, Road Town, Tortola, B.V.I. Asher B. Edelman maintains business offices in conjunction with the foregoing entities. The principal business address of Stephen McAllister is 19 Rue da la Croix d'Or - 1204, Geneva, Switzerland.

            The address of the principal business and principal office of each of Kamikaze, Amalgamated and Cordell is 5540 Laurel Ridge Road, Ruckersville, Virginia 22968. The address of the principal business and principal office of Robin Rodriguez is 675 Berkmar Court, Charlottesville, Virginia 22901.

            (c) The principal business of Edelman Value Partners is that of an investment partnership. The principal business of Edelman Value Fund is that of an investment fund. The principal business of Edelman Management is that of an investment manager. The principal business of Edelman Associates is that of an investment manager. Mr. Edelman is principally in the business of investing for profit in securities and various other assets, including through various investment partnerships and other entities. Mr. Edelman also serves on the Board of Directors of several corporations and acts as the indirect General Partner of Edelman Securities, a registered broker-dealer.

            Mr. Garfinkel is principally employed as a member of Edelman Associates.

            Mr. Agranoff is principally employed as a member of Edelman Associates.

            Mr. Kasen is principally employed as a member of Edelman Associates.

            Mr. McAllister is principally employed as a member of Edelman Associates.

            The principal business of Kamikaze, Amalgamated and Cordell is investing for profit in securities and various other assets. Mr. Rodriguez is principally in the business of investing for profit, including as an executive officer, director or member of Kamikaze, Amalgamated and Cordell.

            (d) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

            (e) To the best knowledge of the Reporting Persons, none of the persons referred to in paragraph (a) above has during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decrees or final order enjoining future violations of or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect thereto.

            (f) Each of Asher B. Edelman, Robin Rodriguez, Scott G. Kasen, Stephen McAllister, Irving Garfinkel, and Gerald B. Agranoff is a citizen of the United States. Each of Didier M.M. Ruffat and Jean de Menton are French citizens.

Item 3. Source and Amount of Funds or Other Consideration.

            Item 3 is hereby amended as follows:

      The aggregate amount of funds used by Edelman Value Partners to purchase Shares since the date of Amendment No. 4 to the Original Schedule 13D was $528,875. The source of funds used by Edelman Value Partners to purchase such Shares was working capital.

On April 30, 1999, Edelman Value Fund purchased 10,000 Shares for an aggregate amount of $64,675.(1) On May 31,1999, Edelman Value Fund purchased 1,000 Shares for an aggregate amount of $6,290. On June 30, 1999, Edelman Value Fund purchased 12,700 Shares for an aggregate amount of $80,035. The source of funds used by Edelman Value Fund to purchase such Shares was working capital.

      On May 25, 1999, Cordell purchased 5,000 Shares for an aggregate amount of $29,092. The source of funds used by Cordell to purchase such Shares was working capital.

Item 4. Purpose of Transaction.

            Item 4 is hereby amended as follows:

      On June 23, 1999, Arie Genger and Barnard Gottstein and the Company reached a compromise with respect to the election of directors of the Company pursuant to which, among other things, six new nominees identified by Messrs. Genger and Gottstein were elected to the Company's Board. The Reporting Persons favored the reconstitution of the Board in such a manner.

      The Reporting Persons intend to continue to closely monitor developments at the Company and may at any time and from time to time, acquire additional Shares and/or dispose of Shares (in each case, subject to availability at prices deemed favorable) in the open market, in privately negotiated transactions or otherwise. The Reporting Persons further intend to periodically evaluate various fators which the Reporting Persons deem relevant to their

----------
(1) This information corrects information contained in Item 3 to Amendment No. 4 which reported that Edelman Value Fund had purchased an aggregate of 10,000 Shares on April 30, 1999 when in fact it had purchased an aggregate of 20,000 Shares on such date.

investment in the Company, and, in connection therewith, the Reporting Persons reserve the right to take any actions which could relate to, or result in, any of the matters referred to in paragraphs (b) through (j) of Item 4 of Schedule 13D. Furthermore, the Reporting Persons intend to continue to identify and contact potential future buyers for the Company (with whom the Reporting Persons may or may not join) and to bring interested parties to the attention of the Company. Any change in the plans or proposals of the Reporting Persons would be reported promptly in accordance with the provisions of the Exchange Act and the rules promulgated thereunder.

Item 5. Interest in Securities of the Issuer.

            (a) Item 5(a) is hereby amended and restated to read as follows:

            The aggregate percentage of the outstanding Shares of the Company reported owned by each Reporting Person is based upon 26,027,000 Shares of the Company outstanding, based on the weighted average number of Shares outstanding during the period ended December 31, 1998, as reported in the Company's financial report press release for the period ended December 31, 1998.

            As of the close of business on July 12, 1999:

                  (i) Edelman Value Partners owns 689,000 Shares which constitute approximately 2.65% of the Shares of the Company outstanding;

                  (ii) Edelman Management owns no Shares of the Company. As sole General Partner of Edelman Value Partners, Edelman Management may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 689,000 Shares owned by Edelman Value Partners. Such Shares constitute approximately 2.65% of the Shares of the Company outstanding;

                  (iii) Edelman Value Fund owns 870,600 Shares which constitute approximately 3.3% of the Shares of the Company outstanding;

                  (iv) Edelman Associates owns no Shares of the Company. As the Investment Manager of Edelman Value Fund, Edelman Associates may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of the 870,600 Shares owned by Edelman Value Fund. Such Shares constitute approximately 3.3% of the Shares of the Company outstanding.

                  (v) Asher B. Edelman owns no Shares of the Company. As the President and sole Director of Edelman Management, which is the sole General Partner of Edelman Value Partners, and as the Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund, Asher
      B. Edelman may be deemed under the provisions of Rule 13d-3 of the Exchange Act Rules, to be the beneficial owner of 689,000 Shares of the Company owned by Edelman Value Partners and the 870,600 Shares of the Company owned by Edelman Value Fund. Such Shares, in the aggregate, constitute approximately 6.0% of the Shares of the Company outstanding;

                  (vi) Cordell owns 39,600 Shares of the Company which constitute approximately 0.15% of the Shares of the Company outstanding;

                  (vii) Kamikaze owns 157,950 Shares of the Company which constitute approximately 0.61% of the Shares of the Company outstanding;

                  (viii) Amalgamated owns 154,950 Shares of the Company which constitute approximately 0.59% of the Shares of the Company outstanding;

                  (ix) Robin Rodriguez owns 50,000 Shares of the Company (including 17,300 Shares held by Mr. Rodriguez's wife) which constitute approximately 0.19% of the Shares of the Company outstanding. In addition, as the Managing Member of Kamikaze, the Managing Member of Amalgamated and the President and sole director of Cordell, Robin Rodriguez may be deemed, by the provisions of Rule 13d-3 of the Exchange Act Rules to be the beneficial owner of the 157,950 Shares of the Company owned by Kamikaze, the 154,950 Shares of the Company owned by Amalgamated and the 39,600 Shares of the Company owned by Cordell. Such Shares (including those held by Mr. Rodriguez) in the aggregate constitute approximately 1.55% of the Shares of the Company outstanding.

            (b) Item 5(b) is hereby amended to delete the second paragraph thereof in its entirety and replace it as follows:

            Edelman Value Fund has the sole power to vote and dispose of the Shares of the Company owned by it, which power is exercisable by Mr. Edelman, as Managing Member of Edelman Associates, which is the Investment Manager of Edelman Value Fund.

            (c) Item 5(c) is hereby amended as follows:

            Set forth below is a description of all transactions in Shares of the Company that were effected by any of the Reporting Persons since the date of Amendment No. 4 to the Original Schedule 13D (and a transaction on April 30, 1999 which was inadvertently omitted from Amendment No. 4). All such transactions were effected on the open market.

                                                        Number           Price
         Entity          Purchase/Sale      Date       Of Shares       per Share
         ------          -------------      ----       ---------       ---------

Edelman Value Fund             P           4/30/99       10,000         $6.4675
Cordell                        S           5/26/99        5,000         $5.996
Cordell                        P           5/26/99        5,000         $5.8175
Edelman Value Partners         P           5/28/99       10,000         $6.03
Edelman Value Partners         P           5/28/99       30,000         $6.206
Edelman Value Fund             P           5/31/99        1,000         $6.29
Edelman Value Partners         P           6/2/99         5,000         $5.805
Edelman Value Partners         P           6/3/99        10,000         $5.905
Edelman Value Partners         P           6/4/99        10,000         $5.8425
Edelman Value Partners         P           6/9/99        10,000         $5.8425
Edelman Value Partners         P           6/11/99        2,500         $5.78
Edelman Value Partners         S           6/24/99        5,000         $6.77227
Edelman Value Fund             S           6/24/99        2,000         $6.8973
Edelman Value Partners         P           6/30/99       10,000         $6.302

            (d) Not applicable.

            (e) Not applicable.

Item 7. Material to be Filed as Exhibits.

            Item 7 is hereby amended as follows:

            Exhibit 1:  Agreement Pursuant to Rule 13d-1(k)

            Exhibit 2: Power of Attorney by the Reporting Persons in favor of Scott G. Kasen

            Exhibit 5: Agreement by Asher B. Edelman & Associates LLC to be Bound by Provisions of Joint Filing Agreement and Power of Attorney.

                                    SIGNATURE

            After reasonable inquiry and to the best of their knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

            Dated:  July 16, 1999

                                    /s/ Scott G. Kasen
                                    --------------------------------------------
                                    Scott G. Kasen, as attorney-in-fact for each
                                    of Asher B. Edelman, Edelman Value Partners,
                                    L.P., Edelman Value Fund, Ltd., A.B. Edelman
                                    Management Company, Inc., Asher B. Edelman &
                                    Associates LLC, Robin Rodriguez, Kamikaze
                                    Trading LLC, Amalgamated Sludge LLC and
                                    Cordell Consultants, Inc. (VA) Money
                                    Purchase Plan